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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
67023

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAMCO Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6805 N. Capital of Texas Highway, Suite 350
(No. and Street)

Austin	TX	78731
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph R. Mannes	214-765-1466	JMannes@samcocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue-Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Mannes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAMCO Capital Markets, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President 3/26/25

[signature] 3/26/25

Notary Public

MEGAN BELLOMY
Notary Public, State of Texas
Comm. Expires 12-07-2025
Notary ID 133478404

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

SAMCO CAPITAL MARKETS, INC.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Board of Directors
SAMCO Capital Markets, Inc.
Dallas, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2021.

New York, New York
March 25, 2025

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
Cash	$	310,942
Receivables from clearing broker, including clearing deposit of $118,367		620,311
Securities owned, at fair value		43,222,742
Property and equipment, net		170,048
Right-of-use assets		1,674,007
Other assets		1,552,392
Total assets	$	47,550,442
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,083,700
Lease liabilities		1,758,456
Securities sold, not yet purchased, at fair value		9,801,363
Syndicate liabilities		537,869
Due to clearing broker		7,414,142
Total liabilities		21,595,530
Commitments and contingencies		-
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		8,437,357
Retained earnings		17,517,545
Total stockholder's equity		25,954,912
	$	47,550,442

See accompanying notes to the financial statements.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

1. Nature of business and summary of significant accounting policies

Nature of Business

SAMCO Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Texas on May 9, 2005. The Company's operations consist primarily of engaging in principal and agency transactions, municipal underwriting, financial advisory, and providing investment banking services. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces its customers on a fully-disclosed basis and clears all transactions through Pershing, LLC ("Pershing"). Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k) (2) (ii) and the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Debt Securities

Debt securities held by the Company generally are classified as trading, which are securities bought and held principally for the purposes of selling in the near term and, therefore, are held only for a short period of time. Trading securities are recorded at fair value with changes in fair value recorded in earnings.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value - Valuation Techniques and Inputs

Investments in Securities and Securities Sold, Not Yet Purchased

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Government Bonds

The fair value of government bonds is generally based on quoted price quotations. Valuation adjustments are not applied. Government bonds are generally categorized in Level 1 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

State and Municipal Obligations

The fair value of municipal bonds is estimated using trades, bid price or spread, two-sided markets, quotes, benchmark curves, market data feeds such as from the municipal securities rulemaking board, new issues, financial statements and trustee reports and is obtained from observed transactions or independent third parties such as vendor or clearing brokers. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated on the basis of quotes provided by third-party pricing vendors and utilizes valuation inputs from actively traded securities, such as bid prices, bid spreads to Treasury securities, Treasury curves and same or comparable issuer curves and spreads. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses . FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. As of December 31, 2024 there was no allowance for credit losses reported.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Certain off-balance sheet credit exposures. The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability. As of December 31, 2023 there was no allowance for credit losses reported.

Receivables from clearing broker. The Company's receivables from clearing broker include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Assets	Useful Life
Furniture and fixtures	5 years
Office and other equipment	3 years
Computer hardware	3 years
Computer software	3 years
Leasehold improvements	lesser of useful life or lease term

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of various assets and liabilities. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as a greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test no tax benefit is recorded. Based upon our analysis of available evidence, we have determined that no valuation allowance was necessary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Leases

Lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of a specified asset for the lease term. The Company enters into leases in the normal course of business primarily for real estate for its local offices housing sales, underwriting, trading and financial advisory business, along with back office operations. SAMCO's leases have terms up to ten years and some include renewal or termination options to extend the lease for up to five years.

1. Nature of business and summary of significant accounting policies (continued)

The company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's Statement of Financial Condition.

Leases are classified as operating or finance leases at the lease commencement date. All of our leases were determined to be operating leases. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on consideration of the current rates available to the Company from its bank and clearing broker borrowings, adjusted for the lease term and other factors.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value on a recurring basis as of December 31, 2024:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2024
Assets (at fair value)				
Securities owned, at fair value				
State and municipal obligations	$	43,222,742	$	$ 43,222,742
Total assets (at fair value)	$ -	$ 43,222,742	$ -	$ 43,222,742

2. Fair value measurements (continued)

The following table presents information about the Company's liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Quoted Prices in Active Markets for Identical Assets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Balance as of December 31, 2024	
Liabilities (at fair value)								
Securities sold short, at fair value								
U.S. government obligations	$	9,800,260	$		$		$	9,800,260
U.S. corporate bonds	$		$	1,103	$		$	1,103
Total Liabilities (at fair value)	$	9,800,260	$	1,103	$	-	$	9,801,363

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include, receivables from clearing broker, due to clearing broker and other payables (all Level 1).

3. Property and equipment

Details of property and equipment at December 31, 2024 are as follows:

Office equipment	$	274,835
Leasehold improvements		558,488
Furniture and fixtures		319,304
Computer hardware		489,328
Computer software		24,724
		1,666,679
Less: Accumulated depreciation and amortization		(1,496,631)
Property and equipment, net	$	170,048

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $22,472,700 which was $22,222,700 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was .0965 to 1.

5. Income taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise tax report filed by its parent, SAMCO Holdings, Inc. ("SHI"). The Company's operations are conducted in the states of Texas, California and Kansas. Income tax returns are subject to review by state and federal authorities for up to four years of filings.

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, were as follows:

Deferred Tax Assets (Liabilities)	
Pass through	$ 6,406
Fixed assets	(10,837)
Prepaid expenses	(24,130)
Other	39,471
Net deferred tax (liability)	$ 10,910

6. Defined contribution 401(k) Plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution to employee accounts at the discretion of Senior Management.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2024, there were no amounts to be indemnified to the clearing broker for these accounts.

In addition, the receivables from the clearing broker are pursuant to these clearance agreements and includes a clearing deposit of $118,367.

8. Related party transactions

SAMCO pays its parent Company, SAMCO Holdings, Inc., its portion of its income taxes. The Company has approximately $83,869 due from SAMCO Holdings, Inc. at December 31, 2024. This receivable represents a federal income tax credit and is included in Other Assets in the accompanying statement of financial condition.

SAMCO Proprietary Trading, Inc. (SPT) was formed during 2023 to trade municipal bonds and is 100% owned by SAMCO Holdings, Inc. An agreement between SAMCO and SPT governs the terms and conditions of certain services provided by SAMCO to SPT. The Company has approximately $152 due from SPT at December 31, 2024. This receivable represents operating costs paid on behalf of SPT and is included in Other Assets in the accompanying statement of financial condition.

9. Due to clearing broker

The amount due to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Pershing, LLC. Interest is charged at the clearing broker's call rate.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

11. Leases

Future undiscounted lease payments for operating leases with initial term lease of one year or more as of December 31, 2024 are as follows:

2025	$	355,480
2026		285,570
2027		293,246
2028		301,395
2029		191,560
2030		937,526
Total Future Minimum Lease Payments (Undiscounted)		2,364,777
Discounting effect on cash flows		(606,321)
Lease Liability	$	1,758,456

Other information related to operating leases as of December 31, 2024 was as follows:

Weighted average remaining lease term	97 months
Weighted average discount rate	7.0%

10